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June 30, 2026

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders of Riskified Ltd. (the “Meeting”), to be held on August 6, 2026 at 4:00 p.m. (Israel time), at our Tel Aviv office located at 37 Sha’ul HaMelech Boulevard, Tel Aviv-Yafo 6492806, Israel.

At the Meeting, shareholders of the Company (the “Shareholders”) will be asked to consider and vote on the matters listed in the enclosed Notice of Annual General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only Shareholders of record at the close of business on June 17, 2026 are entitled to notice of and to vote at the Meeting.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
/s/ Eido Gal
Chairperson of the Board of Directors

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be Held at 4:00 p.m. (Israel time) on Thursday, August 6, 2026

Dear Riskified Ltd. Shareholders:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Riskified Ltd. (the “Company”), to be held on August 6, 2026 at 4:00 p.m. (Israel time), at our Tel Aviv office located at 37 Sha’ul HaMelech Boulevard, Tel Aviv-Yafo 6492806, Israel.

The following matters are on the agenda for the Meeting (together, the “Proposals”):

(1)to re-elect or elect, as applicable, each of Assaf Feldman, Tanzeen Syed and Ronen Assia as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Amended and Restated Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

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OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS, WHICH ARE FURTHER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT.

In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

You are entitled to receive notice of, and vote at, the Meeting, or at any adjournment or postponement thereof, if you were a shareholder of record of our Class A ordinary shares, no par value (the “Class A Shares”), or our Class B ordinary shares, no par value (the “Class B Shares” and, together with the Class A Shares, the “Shares”), at the close of business on June 17, 2026 (the “Record Date”), whose Shares are registered directly with our transfer agent, Equiniti Trust Company, LLC, or held through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your Shares by attending the Meeting or by completing and signing the proxy card to be distributed with the proxy statement. If you hold Shares in “street name”, meaning through a bank, broker or other nominee which is one of our shareholders of record at the close of business on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from such bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your Shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your Shares at the Meeting (or to appoint a proxy to do so).

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Under our Articles of Association, the presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the Shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law is July 7, 2026. A copy of the proxy statement (which includes the full version of the proposed resolutions) and a proxy card are being distributed to shareholders and also furnished to the U.S. Securities and Exchange Commission under cover of Form 6-K. Shareholders are also able to review the proxy statement on our website at https://ir.riskified.com or at our Tel Aviv office located at 37 Sha’ul HaMelech Boulevard, Tel Aviv-Yafo 6492806, Israel, upon prior notice and during regular working hours (email: ir@riskified.com) until the date of the Meeting.

Whether or not you plan to attend the Meeting, it is important that your Shares be represented and voted at the Meeting. Accordingly, after reading this Notice of Annual General Meeting of Shareholders and the proxy statement, please complete, sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card or follow the instructions on your voting instruction form to cast your vote. If voting by mail, the proxy card must be received by no later than 6:59 a.m. (Israel Time) on Thursday, August 6, 2026 (11:59 p.m. EDT on Wednesday, August 5, 2026) to be validly included in the tally of Shares voted at the Meeting. Detailed proxy voting instructions will be provided both in the proxy statement and in the proxy card or voting instruction form.

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By order of the Board of Directors

Date: June 30, 2026	/s/ Eido Gal
Chairperson of the Board of Directors

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Riskified Ltd.

Proxy Statement
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Annual General Meeting of Shareholders
To Be Held at 4:00 p.m. (Israel time) on August 6, 2026

This proxy statement (the “Proxy Statement”) is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Riskified Ltd. (the “Company,” “Riskified,” “we,” “us” or “our”) to be voted at an Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on Thursday, August 6, 2026, at 4:00 p.m. (Israel time), at our Tel Aviv office located at 37 Sha’ul HaMelech Boulevard, Tel Aviv-Yafo 6492806, Israel.

This Proxy Statement, the attached Notice and the enclosed proxy card or voting instruction form are being made available to holders of the Company’s Class A ordinary shares, no par value (the “Class A Shares”) and Class B ordinary shares, no par value (the “Class B Shares” and, together with the Class A Shares, the “Shares”), beginning June 30, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on June 17, 2026 (the “Record Date”), whose Shares are registered directly with our transfer agent, Equiniti Trust Company, LLC ( the “Transfer Agent”), or held through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your Shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board urges you to vote your Shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

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Agenda Items

The following matters are on the agenda for the Meeting (together, the “Proposals”):

(1)to re-elect or elect, as applicable, each of Assaf Feldman, Tanzeen Syed and Ronen Assia as Class II directors, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Amended and Restated Articles of Association (the “Articles of Association”) or the Israeli Companies Law, 5759-1999 (the “Companies Law”); and

(2)to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.
In addition to considering and voting on the foregoing Proposals, members of the Company’s management will be available at the Meeting to discuss the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

Our Board unanimously recommends that you vote “FOR” each of the above Proposals.

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Quorum and Adjournment

As of the Record Date, 93,613,888 Class A Shares and 40,189,981 Class B Shares were issued and outstanding. Each Class A Share outstanding as of the close of business on the Record Date, is entitled to one (1) vote on each of the Proposals to be presented at the Meeting and each Class B Share outstanding as of the close of business on the Record Date, is entitled to ten (10) votes on each of the Proposals to be presented at the Meeting. Our Class A Shares and Class B Shares will vote as a single class on each of the Proposals to be presented at the Meeting.

Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold Shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to the following week (to the same day, time and place or to a day, time and place specified in the notice of such meeting or as determined by the Chairperson of the Meeting). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their Shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding Shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold Shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 2 relating to the reappointment of the Company’s independent public auditors for the year ending December 31, 2026; however, we cannot be certain that this item will be treated as a routine matter since our Proxy Statement is prepared in compliance with the Companies Law, rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds Shares

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through a bank, broker or other nominee to instruct its bank, broker or other nominee how to vote its Shares, if the shareholder wants its votes to count for each of the Proposals.

Vote Required for Approval of Each of the Proposals

The affirmative vote of the holders of a simple majority of the voting power represented and voting in person or by proxy is required to approve each of the Proposals.

Except for purposes of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote and will therefore have no effect on the outcome of a Proposal. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a Proposal and will therefore have no effect on the outcome of a Proposal.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may also vote in any of the manners below:

•By Internet - If you are a shareholder of record, you can submit your proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and by following the on-screen prompts. If you hold Shares in “street name,” and if the brokerage firm, bank, nominee or other similar organization that holds your Shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form to submit your proxy over the Internet.

•By telephone - If you are a shareholder of record, you can submit your proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold Shares in “street name,” and if the brokerage firm, bank, nominee or other similar organization that holds your

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Shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form to submit your proxy by telephone.

•By mail - If you are a shareholder of record, you can submit your proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold Shares in “street name,” you have the right to direct your brokerage firm, bank, nominee or other similar organization on how to vote your Shares, and the brokerage firm, bank or other similar organization is required to vote your Shares in accordance with your instructions. To provide instructions to your brokerage firm, bank, nominee or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank, nominee or other similar organization.

Registered Holders

If you are a shareholder of record whose Shares are registered directly in your name with the Transfer Agent, you can also vote your Shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We may not be able to count a proxy card from a registered holder unless Broadridge Financial Solutions, Inc. (“Broadridge”) receives it in the enclosed envelope no later than 6:59 a.m. (Israel Time) on Thursday, August 6, 2026 (11:59 p.m. EDT on Wednesday, August 5, 2026).

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If you are a registered holder and provide specific instructions (by marking a box on your proxy card) with regard to the Proposals, your Shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions your Shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association.

Beneficial Owners

If you are a beneficial owner of Shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee how to vote, and you are also invited to attend the Meeting. If you do not provide instructions on your voting instruction form, your broker, trustee or nominee may not vote your Shares on non‑routine proposals.

Because a beneficial owner is not a shareholder of record, you may not vote those Shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your Shares, giving you the right to vote the Shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your Shares.

Even if you plan to attend the Meeting, the Company recommends that you vote your Shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you were a shareholder of record at the close of business on the Record Date, whose Shares are registered directly with the Transfer Agent,

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or held through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds Shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being distributed to shareholders on or about June 30, 2026. Certain officers, directors, employees and agents of Riskified may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by Broadridge or otherwise, and the results of the Meeting will be published following the Meeting in a report of foreign private issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission (“SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice and this Proxy Statement were furnished to the SEC under cover of a Form 6‑K and, on or about June 30, 2026, and will be made available electronically via the

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Internet at www.proxyvote.com and on our website at https://ir.riskified.com. The information contained on our website is not incorporated by reference in and is not a part of this Proxy Statement.

Assistance in Voting your Shares

YOUR VOTE IS IMPORTANT. If you have questions about how to vote your Shares, you may contact Riskified’s Investor Relations team at ir@riskified.com.

Special Note Regarding Forward-Looking Statements
This Proxy Statement contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. All statements contained in this Proxy Statement other than statements of historical fact, including, without limitation, statements regarding our expectations as to our shareholder engagement and corporate governance practices are forward-looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

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The forward-looking statements contained in this Proxy Statement are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include the risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2025, as filed with the SEC on March 6, 2026 (“Annual Report”), and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this Proxy Statement. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
    The following table sets forth the number of Shares beneficially owned, directly or indirectly, as of the Record Date, by (i) each person known by us to be the owner of more than 5% of our outstanding Shares, based on public filings or information provided to us by such shareholders, (ii) each of our directors and executive officers individually, and (iii) all of our directors and executive officers as a group. The number of Shares beneficially owned by each entity, person or director is determined in accordance with SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules, beneficial ownership includes any Shares over which a person has sole or shared voting power or investment power, or the right to receive economic benefit of ownership, as well as any Shares subject to options, RSUs, warrants or other rights that are currently exercisable or exercisable within 60 days of the Record Date. The percentage of outstanding Shares is calculated on the basis of 93,613,888 Class A Shares and 40,189,981 Class B Shares outstanding as of the Record Date. Class A Shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of the Record Date are deemed beneficially owned by the beneficial owner of such options and / or RSUs and are deemed outstanding for the purpose of computing the percentage of shares beneficially owned by the person holding such instruments, but are not deemed outstanding for the purpose of computing the percentage of any other person. Except as otherwise set forth below, the street address of the beneficial owners is c/o Riskified Ltd., 220 5th Avenue, 2nd Floor, New York, New York 10001.

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	Class A Ordinary Shares		Class B Ordinary Shares (1)
Name of Beneficial Owner	Number	Percent	Number	Percent	Combined Voting Power (2)
Principal Shareholders
General Atlantic RK B.V. (3)	5,324,998	5.7%	10,649,996	26.5%	22.6%
Qumra Capital (4)	4,107,366	4.4%	3,859,974	9.6%	8.6%
Pitango Venture Capital (5)	—	—	3,868,811	9.6%	7.8%
The Phoenix Holdings Ltd. (6)	5,797,660	6.2%	2,401,152	6.0%	6.0%
Capital World Investors (7)	8,313,598	8.9%	—	—	1.7%
Directors and Executive Officers
Eido Gal (8)	4,774,293	5.1%	9,113,300	22.7%	19.3%
Assaf Feldman (9)	3,249,928	3.5%	9,113,300	22.7%	19.0%
Erez Shachar (10)	4,149,042	4.4%	3,859,974	9.6%	8.6%
Eyal Kishon (11)	1,374,127	1.5%	—	—	*
Jennifer Ceran (12)	128,631	*	—	—	*
David Meredith (13)	84,094	*	—	—	*
Tanzeen Syed (14)	78,524	*	—	—	*
Samer Haj-Yehia	—	—	—	—	—
Ronen Assia	—	—	—	—	—
Aglika Dotcheva (15)	1,317,230	1.4%	—	—	*
Ravi Kumaraswami (16)	1,109,390	1.2%	—	—	*
All executive officers and directors as a group (11 persons) (17)	16,265,259	17.2%	22,086,574	55.0%	47.8%

*	Indicates beneficial ownership of less than 1%.
(1)	The Class B ordinary shares are convertible into Class A ordinary shares on a one-for-one basis, subject to customary conversion rate adjustments for share splits, share dividends and reclassifications. Beneficial ownership of Class B ordinary shares reflected in this table has not also been reflected as beneficial ownership of Class A ordinary shares into which such Class B ordinary shares may be converted.
(2)	The percentage under “Combined Voting Power” represents the voting power with respect to all of our Class A and Class B ordinary shares outstanding as of the Record Date, voting together as a single class. Holders of our Class A ordinary shares are entitled to one vote per share, and holders of our Class B ordinary shares are entitled to ten votes per share.
(3)	Based solely on information reported on a Schedule 13G on February 11, 2022, General Atlantic RK B.V. ("GA RK") has shared voting and dispositive power over 15,974,994 Class A ordinary shares, which consists of 5,324,998 Class A ordinary shares and 10,649,996 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares held of record by GA RK. GA RK is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). The members that share beneficial ownership of the shares held by GA RK through GA Coop UA are the following General Atlantic investment funds (the “GA Funds”): General Atlantic Partners (Bermuda IV, L.P. (“GAP Bermuda IV”), General Atlantic Partners (Bermuda) EU, L.P. (“GAP Bermuda EU”) and General Atlantic Coöperatief, L.P. (“GA Coop LP”). The general partner of GAP Bermuda IV and GAP Bermuda EU is General Atlantic GenPar (Bermuda), L.P. (“GenPar Bermuda”). GAP (Bermuda) Limited (“GAP Bermuda”) is the general partner of GenPar Bermuda and GA Coop LP. There are nine members of the Management Committee of GAP Bermuda (the “GA Management Committee”). GAP Bermuda, GenPar Bermuda, and the GA Funds (collectively, the “GA Group” are a “group” within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The business address of the foregoing General Atlantic Entities (other than GA Coop UA) is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Coop UA is Raamplein 1, 106 XK, Amsterdam, The Netherlands. Each of the members of the GA Management Committee disclaims ownership of all such shares except to the extent that such member has a pecuniary interest therein. Tanzeen Syed, one of our directors, is a Managing Director at GA RK, which manages funds that collectively own the Class A ordinary shares and Class B ordinary shares.

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(4)	Based on information reported on a Schedule 13G on February 14, 2022 and information known to the Company as of the Record Date, Qumra Capital I, L.P ("Qumra Capital LP") has sole voting and dispositive power over 4,979,572 Class A ordinary shares, which consists of (i) 2,567,098 Class A ordinary shares; and (ii) an additional 2,412,474 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP. Qumra Capital I Continuation Fund, L.P. ("Qumra Continuation LP") has sole voting and dispositive power over 2,987,768 Class A ordinary shares, which consists of (i) 1,540,268 Class A ordinary shares; and (ii) an additional 1,447,500 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Continuation LP. Qumra Capital GP I, L.P. ("Qumra Capital GP"), Qumra Capital Israel I Ltd. ("Qumra Capital GP GP"), Erez Shachar ("Erez Shachar") and Boaz Dinte ("Boaz Dinte") each share voting and dispositive power over 7,967,340 Class A ordinary shares, which consists of (i) 4,107,366 Class A ordinary shares; and (ii) an additional 3,859,974 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP serves as the general partner for each of Qumra Capital LP and Qumra Continuation LP. Qumra Capital GP GP serves as the general partner for Qumra Capital GP. Erez Shachar, one of our directors, and Boaz Dinte each hold indirectly 50% of the outstanding equity interests of Qumra Capital GP GP and, therefore, possess ultimate shared voting and investment authority with respect to all ordinary shares beneficially owned by the Qumra entities. The business address of each Qumra entity and reporting individual is c/o Qumra Capital, 4 Haneviim St., Tel-Aviv, Israel.
(5)	Based on information reported on a Schedule 13G/A on February 17, 2026 and information known to the Company as of the Record Date, Pitango Growth Fund I, L.P. has sole voting and dispositive power over 3,792,691 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held by Pitango Growth Fund I, L.P. Pitango Growth Principals Fund I, L.P. has sole voting and dispositive power over 76,120 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. Pitango G.E. Fund I, L.P. (“Pitango G.E.”) has shared voting and dispositive power over all 3,868,811 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares, held in the aggregate, by Pitango Growth Fund I, L.P. and Pitango Growth Principals Fund I, L.P., for each of which Pitango G.E. serves as the sole general partner. The partners of Pitango G.E. are one individual and eight private companies that are each owned by one of the following individuals - Rami Beracha, Ayal Itzkovitz, Eyal Niv, Ittai Harel, Isaac Hillel, Rami Kalish, Aaron Mankovski, Chemi Peres and Zeev Binman (the "Pitango Principals"). The Pitango Principals may therefore be deemed to possess shared voting and dispositive power with respect to all Class B ordinary shares held by the Pitango entities. The business address of each Pitango entity is 2 Leonardo da Vinci St., Landmark Bldg., Tel Aviv, Israel 6473309.
(6)	Based on information reported on a Schedule 13G/A filed on January 25, 2024 and information known to the Company as of the Record Date, The Phoenix Holdings Ltd. ("Phoenix Holdings") has shared voting and dispositive power over 8,198,812 Class A ordinary shares, which consists of (i) 5,797,660 Class A ordinary shares; and (ii) 2,401,152 Class A ordinary shares issuable upon conversion, on a one-for-one basis, of an equivalent number of Class B ordinary shares. The Class A ordinary shares reported by Phoenix Holdings are beneficially owned by various direct and indirect, majority or wholly-owned subsidiaries of Phoenix Holdings (the "Subsidiaries"). The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients. Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The business address of Phoenix Holdings is Derech Hashalon 53, Givataim, 53454, Israel.
(7)	Based solely on information reported on a Schedule 13G/A filed on May 14, 2026, Capital World Investors (“CWI”) has sole voting power and sole dispositive power over 8,313,598 Class A ordinary shares. CWI is a division of Capital Research and Management Company ("CRMC"), as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the "investment management entities"). CWI's divisions of each of the investment management entities collectively provide investment management services under the name “Capital World Investors." The business address of CWI is 333 South Hope Street, 55th Floor, Los Angeles, California 90071.
(8)	Represents for Mr. Gal, (a) 4,607,929 Class A ordinary shares, and 9,113,300 Class B ordinary shares held directly by Mr. Gal that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of the Record Date, and (b) 166,364 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date, but excluding 1,597,376 Class A ordinary shares underlying the first four tranches of the Multi-Year Award, for which the vesting eligibility dates occurred on July 29, 2022, 2023, 2024 and 2025, respectively, and are therefore eligible to vest upon the satisfaction of the share price targets applicable to each of those tranches. For further information regarding the Multi-Year Award, see Item 6.B. “Directors, Senior Management and Employees - Compensation."
(9)	Represents for Mr. Feldman, (a) 3,177,996 Class A ordinary shares, and 9,113,300 Class B ordinary shares, which consists of (i) 1,863,381 Class A ordinary shares and 2,734,200 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of the Record Date, held directly by Mr. Feldman, (ii) 1,314,615 Class A ordinary shares held by Ms. Maria Feldman, and (iii) 6,379,100 Class B ordinary shares, that are convertible, on a one-for-one basis, into Class A ordinary shares at his election within 60 days of the Record Date held by Sundance NYC Holdings LLC, and (b) 71,932 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date. Mr. Feldman is a co-manager of Sundance NYC Holdings LLC, and as such, may be deemed to share beneficial ownership over the securities held of record by Sundance NYC Holdings LLC. Ms. Maria Feldman is the spouse of Mr. Feldman, and as such, Mr. Feldman may be deemed to share beneficial ownership over the shares held of record by Ms. Feldman.
(10)	Represents for Mr. Shachar, (a) 41,676 Class A ordinary shares held directly by Mr. Shachar; and (b) 7,967,340 ordinary shares held by Qumra Capital identified in footnote (4) above by virtue of serving as a Managing Partner at Qumra Capital, which manages funds that collectively own such Class A ordinary shares and Class B ordinary shares. Mr. Shachar disclaims beneficial ownership of the ordinary shares held by Qumra Capital, except to the extent of his pecuniary interest, if any, in such ordinary shares.
(11)	Represents for Dr. Kishon (a) 78,524 Class A ordinary shares held directly by Dr. Kishon; and (b) 1,295,603 Class A ordinary shared held by Kish Family Ltd., an entity controlled by Dr. Kishon.
(12)	Represents for Ms. Ceran, 128,631 Class A ordinary shares held directly by Ms. Ceran.
(13)	Represents for Mr. Meredith, (a) 59,005 Class A ordinary shares held directly by Mr. Meredith; and (b) 25,089 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date.
(14)	Represents for Mr. Syed, 78,524 Class A ordinary shares held directly by Mr. Syed.
(15)	Represents for Ms. Dotcheva, (a) 868,961 Class A ordinary shares held directly by Ms. Dotcheva, and (b) 448,269 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of the Record Date.
(16)	Represents for Mr. Kumaraswami, (a) 889,066 Class A ordinary shares held directly by Mr. Kumaraswami, and (b) 220,324 Class A ordinary shares underlying RSUs that will vest within 60 days of the Record Date.
(17)	Includes 931,978 Class A ordinary shares underlying options that are currently vested and exercisable or options and RSUs that will vest and become exercisable (as applicable) within 60 days of the Record Date.

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COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation Methodology

Our Board and Compensation Committee have consistently taken a disciplined approach to executive compensation. The Compensation Committee and Board regularly review the Company’s executive compensation methodology to ensure it supports the achievement of our financial and strategic objectives and remains in line with market practices.

What we do:
•
Base a significant portion of the compensation opportunity for our executive officers on the Company’s financial and stock price performance. In 2025, approximately 92% of the compensation of our Chief Executive Officer and 81-87% of the compensation of our other executive officers was derived from variable or performance-based compensation components.
		•	Regularly review executive compensation and peer group data.
•	Use objective pre-established performance measures to set annual incentive targets for certain components of our Chief Executive Officer’s compensation.	•	Administer a performance stock unit (PSU) program applicable to certain senior executives, which is designed to further align executive compensation with company financial performance and shareholder value creation.
•	Offer equity and cash compensation which we believe appropriately incentivize our executive officers to deliver both short-term and long-term shareholder value.	•	Emphasize pay-for-performance (meaning annual non-equity incentive bonuses are subject to the attainment of objective performance measures) for all of our executive officers and employees.
•	Exercise a disciplined approach to dilution management.	•	Establish caps on cash bonus payments and annual equity-based awards to help ensure a balanced structure of short- and long-term incentives.
•	Maintain an executive compensation clawback policy, which includes recoupment and forfeiture provisions in compliance with SEC and NYSE requirements.	•	Engage independent, outside consultants to support the Compensation Committee in the design, analysis and implementation of our compensation programs and to advise our Compensation Committee regarding executive and non-employee director compensation.

Independent Compensation Advisor and Peer Group

The Compensation Committee directly engaged the services of Frederic W. Cook & Company, Inc. (“FW Cook”), an executive compensation consulting firm, to review the Company’s compensation

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practices and advise us as to whether they are aligned with, and competitive relative to market practices of our peers. FW Cook reports directly to the Compensation Committee and the Compensation Committee has determined FW Cook to be independent.

Based on FW Cook’s report and recommendations, the Compensation Committee and the Board approved in August 2025, a list of 17 companies as our peer group (the “Peer Group”), for the purpose of assisting the Compensation Committee in its analysis of executive officer compensation. Our Peer Group is composed of companies which are most comparable to us on a range of criteria, including industry (mainly technology companies), revenue, EBITDA, market capitalization, enterprise value and number of employees.
Our Peer Group is composed of the following companies:

AvePoint	Dave Inc.	Flywire	Mitek Systems	PROS Holdings	Telos
Big Commerce	Domo	Jfrog	Olo Inc.	Repay Holdings	Weave Comms
Blend Labs	Fastly	Marqueta	OneSpan	Similarweb

As of August 2025, when the Peer Group was approved, the Company’s revenue was at the 56th percentile of the Peer Group’s revenue for the trailing 12-months and the Company’s market capitalization was at the 39th percentile of the Peer Group’s 12-month average market capitalization.

Our Compensation Committee does not target a specific percentile for setting the level of compensation for our executive officers, but instead considers the market data, along with other factors, to help make informed decisions related to an executive’s compensation.

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Compensation of Certain Executive Officers

For information concerning compensation earned during 2025 by our five most highly compensated executive officers see Item 6.B. of our Annual Report, a copy of which is available on the SEC’s website at www.sec.gov as well as on our website at https://ir.riskified.com.

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CORPORATE GOVERNANCE
Overview

Riskified is committed to effective corporate governance and independent oversight by our Board. Our programs and policies are informed by engagement with our shareholders as well as a guiding principle that the Board is accountable for representing the best interests of our shareholders, accomplished primarily through independence, diversity of experience, qualifications, backgrounds, attributes and skills as well as engagement with shareholders and other key constituents.

Our Articles of Association provide that we may have no less than three and no more than eleven directors, as may be fixed from time to time by the Board. Our Board currently consists of nine directors. Each of our seven current non-executive directors qualifies as “independent” as defined under the applicable corporate governance rules of the New York Stock Exchange (“NYSE”), with Dr. Eyal Kishon serving as lead independent director (as further discussed below).

Our directors are divided into three classes with staggered three-year terms. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire Board. At each annual general meeting of our shareholders, the term of office of only one class of directors expires. The election or re-election of such class of directors is for a term of office that expires as of the date of the third annual general meeting following such election or re-election. Each director holds office until the annual general meeting of our shareholders in which his or her term expires, unless he or she is removed by a vote of 65% of the total voting power of our shareholders at a general meeting of our shareholders or upon the occurrence of certain events, in accordance with the Companies Law and our Articles of Association.

Mr. Eido Gal, our Co-Founder, has served as our Chief Executive Officer and as a member of our Board since our inception and currently also serves as chairperson of our Board. The Board will continue to exercise its judgment on an ongoing basis to determine the optimal Board leadership structure that it believes will provide effective leadership, oversight and direction, while optimizing the functioning of

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both the Board and management and facilitating effective communication between the two. The Board has concluded that the current structure provides a well-functioning and effective balance between strong Company leadership and appropriate safeguards and oversight by independent directors.

Lead Independent Director

Since the chairperson of our Board is also our Chief Executive Officer, our Board has appointed Dr. Eyal Kishon as lead independent director, whose responsibilities include presiding over all meetings of the Board at which the chairperson of the Board is not present, including any executive sessions of the independent directors, approving Board meeting schedules and agendas to ensure that there is sufficient time for discussion of all agenda items, acting as the liaison between the independent directors and the chief executive officer and chair of the Board, and when appropriate, meeting or otherwise communicating with major shareholders or other constituencies of the Company. The lead independent director has the authority to call meetings of the independent members of the Board.

Corporate Governance Practices

Below, we summarize the key governance practices and policies that our Board believes help advance our goals and protect the interests of our shareholders, including:

What we do:
•	Maintain a majority independent Board	•	Maintain entirely independent Board committees
•	Appoint a lead independent director with extensive oversight duties and experience	•	Conduct annual Board and committee evaluation processes
•	Regularly engage with shareholders and other stakeholders	•	Periodically review our committee charters

During 2025, our Board met seven times and acted five times by written consent; our Audit Committee met six times; our Compensation Committee met five times and acted one time by written consent; and our Nominating and Governance Committee met two times.  Each of our incumbent directors, other than Ronen Assia (who was appointed to the Board in June 2026), attended in the

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aggregate at least 75% of our Board meetings and the meetings of the committees of the Board on which they served in 2025.

Our Board regularly evaluates the composition of the Board and considers how the Board can maintain the appropriate mix of skills, qualifications and diversity of backgrounds to most effectively oversee the business and long-term strategy of the Company. In March 2026, Samer Haj-Yehia was appointed as a Class I director to our Board and as a member of our Audit Committee, and in June 2026, Ronen Assia was appointed as a Class II director to our Board. We believe that Messrs. Haj-Yehia’s expertise in fintech innovation and global capital markets and Assia’s extensive product design and industry expertise enhance the Board’s skill set, and we expect their appointments to help us continue to deliver long-term shareholder value.
Our Board has determined that Samer Haj-Yehia's simultaneous service on the audit committees of three other public companies (in addition to serving on our Audit Committee) does not impair his ability to effectively serve on our Audit Committee. In reaching this determination, the Board considered Mr. Samer Haj-Yehia's 's extensive financial and accounting expertise and his confirmation that he has adequate time to devote to his responsibilities.
Our Audit Committee consists of Jennifer Ceran, Erez Shachar and Samer Haj-Yehia. Jennifer Ceran serves as the chairperson of the Audit Committee. Our Compensation Committee consists of Eyal Kishon, Tanzeen Syed, and David Meredith. Eyal Kishon serves as chairperson of the Compensation Committee. Our Nominating and Governance Committee consists of Jennifer Ceran, Eyal Kishon and David Meredith. David Meredith serves as chairperson of the Nominating and Governance Committee.

For more information regarding our Board, its committees and our corporate governance practices, see “Item 6.C.– Board Practices” of our Annual Report.

Shareholder Engagement
We believe that effective corporate governance involves regular, constructive dialogue with our shareholders. This process is essential to understanding our shareholders’ perspectives and aligning our

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strategies with their expectations. Ongoing engagement provides us with the opportunity to evaluate and consider our corporate governance practices and helps us to ensure that such practices are dynamic and responsive to the evolving landscape of our business and our shareholders’ expectations.
Commitment to Active Dialogue
We are committed to maintaining an active dialogue with our shareholders. Throughout the year, we engage with shareholders representing a majority of our institutional shareholdings through quarterly earnings calls, investor conferences, non-deal roadshows, and direct meetings. This comprehensive investor relations program facilitates continuous interaction, providing us with valuable insights into our shareholders’ priorities and concerns.
Feedback Implementation
We review investor feedback that is received and seek to implement changes that align with our Company’s strategy, business growth, and maturity stage, where appropriate. This feedback loop helps to ensure that our business operations, strategies and governance practices are not only reflective of shareholder expectations but also contribute to the sustainable growth and long-term success of the Company.
Corporate Values and Future Commitment
Maintaining an active dialogue with our shareholders is consistent with our values of open communication and accountability. We believe that by fostering this two-way communication, we can achieve more transparent, effective, and inclusive governance. As we move forward, we remain committed to continuing these efforts, ensuring that our governance frameworks, business operations and strategies remain robust, adaptive, and aligned with shareholder interests.

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PROPOSAL 1

ELECTION AND RE-ELECTION OF DIRECTORS

Background

Our Board currently has nine directors and is divided into three classes with staggered three-year terms as follows:

•the Class II directors are Assaf Feldman, Tanzeen Syed and Ronen Assia, and their terms expire at the Meeting;

•the Class III directors are Eido Gal, Eyal Kishon and Jennifer Ceran, and their terms expire at our annual general meeting of shareholders to be held in 2027; and

•the Class I directors are Erez Shachar, David Meredith and Samer Haj-Yehia, and their terms expire at our annual general meeting of shareholders to be held in 2028.

At each annual general meeting of shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class will be for a term of office that expires on the date of the third annual general meeting following such election or re-election.

At the Meeting, shareholders will be asked to re-elect or elect, as applicable, incumbent directors Assaf Feldman, Tanzeen Syed and Ronen Assia as Class II directors.

Assaf Feldman is a co-founder, director and the Company’s Chief Technology Officer. Mr. Feldman does not qualify as an independent director, as defined under the applicable rules of the NYSE, and does not serve as a member of any of our standing Board committees.

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Tanzeen Syed qualifies as an independent director, as defined under the applicable rules of the NYSE, and is a member of our Compensation Committee.

Ronen Assia is a member of our Board. Our Board has determined that Mr. Assia qualifies as “independent”, as defined under the applicable rules of the NYSE.

If elected or re-elected at the Meeting, as applicable, Assaf Feldman, Tanzeen Syed and Ronen Assia will each serve until the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Articles of Association or the Companies Law.

In accordance with the Companies Law, Assaf Feldman, Tanzeen Syed and Ronen Assia have each certified to us that they meet all the requirements of the Companies Law for election as a director of a public company, and possess the necessary qualifications and have sufficient time to fulfill his duties as a director of Riskified.

The Nominating and Governance Committee of our Board has recommended that Assaf Feldman, Tanzeen Syed and Ronen Assia be nominated for re-election or election, as applicable, at the Meeting, each as Class II directors for terms to expire at the 2029 annual general meeting of our shareholders, and until their respective successors have been duly elected and qualified, or until such earlier time as their office is vacated in accordance with our Articles of Association or the Companies Law. Our Board has nominated each of Assaf Feldman, Tanzeen Syed and Ronen Assia for election or re-election at the Meeting.

Biographical information concerning Assaf Feldman, Tanzeen Syed and Ronen Assia is set forth below:

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Assaf Feldman, 54, is our Co-Founder and has served as our Chief Technology Officer and as a member of our board of directors since our inception. Prior to co-founding Riskified, Mr. Feldman served as a Developer at BillGuard from September 2011 to November 2012, Vice President of Research & Development at Kinetic Trading from August 2009 to August 2011, Lead Developer at monitor110.com from February 2006 to July 2008, Researcher at MIT Media-Lab from September 2003 to June 2005, Vice President of Engineering at Oddcast Inc. from April 2001 to June 2003, and as a Senior Developer at Earthnoise from August 1999 to March 2001. Mr. Feldman holds a B.A. in Film and Computer Science from Tel Aviv University in Israel and an M.A (Computer Science) from Massachusetts Institute of Technology. We believe Mr. Feldman is qualified to serve on our Board due to his extensive experience in software development and machine learning and his deep understanding of the Company’s business and operations as our co-founder and long-standing Chief Technology Officer.

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Tanzeen Syed, 44, has served on our board of directors since October 2019. Since July 2018, Mr. Syed has served as a Managing Director at General Atlantic, focusing on investments in General Atlantic’s Technology sector. Mr. Syed rejoined General Atlantic in July 2018 after also working there from 2006 to September 2013. Prior to rejoining General Atlantic, Mr. Syed served as a Director at Temasek, an investment company, from July 2015 until June 2018, where he led U.S. technology growth investments. Prior to that, Mr. Syed was a Vice President at Great Hill Partners L.P. from October 2013 to June 2015, where he focused on Internet and software growth investing. Mr. Syed currently serves as a director on the board of Liftoff Mobile (Nasdaq: LFTO), a public portfolio company of General Atlantic, as well as Kiwi.com, s.r.o., Panorama Education, Chess.com, Plusgrade, Inc., Flo Health and RunwayML, each of which are private portfolio companies of General Atlantic. Mr. Syed previously served on the board of directors of ContextLogic, Inc. (dba Wish), a public portfolio company of General Atlantic, and o9 Solutions, a private portfolio company of General Atlantic, and Soundcloud, ClassPass, Poshmark, and Sprinklr, none of which are portfolio companies of General Atlantic. Mr. Syed holds a B.A. in Economics and Political Science from Macalester College. We believe Mr. Syed is qualified to serve on our Board due to his extensive financial background and experience in the technology sector.

Ronen Assia, 50, was appointed to our board of directors in June 2026. Mr. Assia is a co-founder of eToro Group Ltd. (Nasdaq: ETOR), where he oversaw products and engineering until 2020 and currently serves as Executive Director. Prior to co-founding eToro in 2007, Mr. Assia designed medical devices, household appliances, and desktop and web applications. Mr. Assia also currently serves as Managing Partner of Team 8 Fintech, a global venture group specializing in innovative fintech companies. He holds a BA in Industrial Design from Bezalel Academy of Arts and Design and an MA in Product Design from the Royal College of Art in London. We believe Mr. Assia is qualified to serve as a member of our Board because of his extensive product design and industry expertise and strong record of building and globally scaling technology products.

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Proposal

Shareholders are being asked to re-elect or elect, as applicable, each of Assaf Feldman, Tanzeen Syed and Ronen Assia for a term to expire at the 2029 annual general meeting of our shareholders, and until their respective successors are duly elected and qualified, or until such earlier time as their office is vacated in accordance with our Articles of Association or the Companies Law.

It is proposed that the following resolutions be adopted at the Meeting:

RESOLVED, that Assaf Feldman be re-elected as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated in accordance with our Articles of Association or the Companies Law;

FURTHER RESOLVED, that Tanzeen Syed be re-elected as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated in accordance with our Articles of Association or the Companies Law; and

FURTHER RESOLVED, that Ronen Assia be elected as a Class II director, to hold office until the close of the Company’s annual general meeting of shareholders in 2029, and until his successor has been duly elected and qualified, or until such earlier time as his office is vacated in accordance with our Articles of Association or the Companies Law.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

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Board Recommendation

The Board unanimously recommends a vote “FOR” the re-election of each of Assaf Feldman, Tanzeen Syed and Ronen Assia as a Class II director for a term to expire at the 2029 annual general meeting of shareholders.

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PROPOSAL 2

RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND AUTHORIZATION OF THE BOARD TO FIX THEIR REMUNERATION

Background

Our Audit Committee and Board have approved the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2026, subject to the approval of our shareholders.

The following table sets forth the total amount billed to us by the Company’s independent public auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, for services performed in each of the previous two fiscal years:

	2025	2024
	(in thousands USD)
Audit Fees(1)	$ 825	$ 850
Audit-Related Fees(2)	5	5
Tax Fees(3)	192	165
Total	$ 1,022	$ 1,020

(1)	“Audit fees” for the years ended December 31, 2025 and 2024 include fees for the audit of our annual financial statements. This category also includes services that the independent accountant generally provides, such as consents and assistance with and review of documents filed with the SEC.
(2)
“Audit-related fees” for the years ended December 31, 2025 and December 31, 2024 relate to fees for assurance and other services that are reasonably related to the performance of the audit and are not reported under audit fees.

(3)	“Tax fees” for the years ended December 31, 2025 and 2024 were related to ongoing tax advisory, tax compliance and tax planning services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent public auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit services,

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audit-related services and tax services that may be performed by our independent accountants. Unless a type of service to be provided by the independent accountant has received general pre-approval by the audit committee, it requires specific pre-approval by the Audit Committee. Our Audit Committee pre-approved all the audit services and all of the non-audit services provided to us and to our subsidiaries since our pre-approval policy was adopted.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

RESOLVED, to re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company’s independent public auditors for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Company’s board of directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the ratification of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent public auditors for the year ending December 31, 2026.

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PRESENTATION AND DISCUSSION OF AUDITED CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the fiscal year ended December 31, 2025. A copy of the Annual Report, including the audited consolidated financial statements for the fiscal year ended December 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on our website at https://ir.riskified.com.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this Proxy Statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 31 of our Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

Our Annual Report, filed with the SEC on March 6, 2026, is available for viewing and downloading on the SEC’s website at www.sec.gov as well as on our website at https://ir.riskified.com. Shareholders may download a copy of these documents without charge at https://ir.riskified.com.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act

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related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Eido Gal
Chairperson of the Board of Directors
Dated: June 30, 2026

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